Form 51–102F3
Material Change Report

Item 1	Name and Address of Company

American Bonanza Gold Corp.
Suite 1606 – 675 West Hastings Street
Vancouver, BC V6B 1N2

Telephone: (604) 699-0023

Item 2	Date of Material Change

March 30, 2005

Item 3	News Release

News Release dated March 30, 2005 was disseminated via Stockwatch, Vancouver, British Columbia and filed on SEDAR on March 30, 2005.

Item 4	Summary of Material Change

On March 30, 2005, American Bonanza Gold Corp, American Bonanza Gold Mining Corp., International Taurus Resources Inc. and Fairstar Explorations Inc. announced the companies’ completion of the Plan of Arrangement.

Item 5	Full Description of Material Change

On March 30, 2005, American Bonanza Gold Corp. (“Bonanza”), American Bonanza Gold Mining Corp. (“Old Bonanza”), International Taurus Resources Inc. (“Taurus”) and Fairstar Explorations Inc. (“Fairstar”) announced that final orders of the British Columbia Supreme Court had been obtained for the approval of two statutory Plans of Arrangement merging Old Bonanza and Taurus to form Bonanza as well as the consolidation of the ownership of the Fenelon gold project by acquisition of Fairstar’s Fenelon interest into Bonanza.

Further, with the final orders of the Court obtained, the companies completed the Bonanza Plan of Arrangement to effect the merger and Fenelon acquisition. Fairstar’s Plan of Arrangement is complete subject to the distribution of its Bonanza shares to its shareholders which is expected to take place on April 7, 2005.

The shares of the successor company, namely AMERICAN BONANZA GOLD CORP., commenced trading on The Toronto Stock Exchange at the opening of Thursday, March 31, 2005 under the symbol BZA. Trading of the shares of Old Bonanza and Taurus were halted from trading on the TSX Venture Exchange at the close of business, Tuesday March 29, 2005, and with the completion of the

Arrangements, these two companies have been delisted from the TSX Venture Exchange.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

Giulio T. Bonifacio
Executive Vice-President and CFO
Suite 1606 – 675 West Hastings Street
Vancouver, BC V6B 1N2

Telephone: (604) 699-0023

Item 9	Date of Report

DATED at Vancouver, British Columbia, this 4th day of April, 2005.